Exhibit 99.1

[Super Micro Computer, Inc. Letterhead]

CONSENT TO REFERENCE IN FORM S-l

As we have discussed, Super Micro Computer, Inc. (“Super Micro”) has filed a Registration Statement on Form S-l (including any amendments thereto, the “Form S-l”) pursuant to the Securities Act of 1933, as amended, in connection with its proposed initial public offering. Please confirm by signing in the space provided below that IDC consents to (i) Super Micro referencing, in the Form S-l, the information from IDC reports which is set forth in Attachment A hereto.

Dated: January 5, 2007.

IDC

By:	/s/ MICHAEL R. SHIRER
Name:	MICHAEL R. SHIRER
Title:	DIRECTOR, CORPORATE COMMUNICATIONS IDC

Attachment A

IDC, an independent research group, estimates that the worldwide volume server market will increase from $28.5 billion in 2005 to $39.6 billion in 2010, representing a compounded annual growth rate of approximately 6.8%. IDC defines the volume server market as the market for server systems that cost less than $25,000, which is the market we primarily address. IDC also estimates that worldwide end customer spending on blade servers is expected to increase from $2.1 billion in 2005 to $9.6 billion in 2009, representing a compounded annual growth rate of approximately 46.2%.

IDC currently estimates that power and cooling costs as a percentage of spending for new servers will increase from 48% in 2005 to 71% in 2010. IDC also estimates that over 40% of large server farms report cooling capacities have limited the deployment of new systems.